3/12/14 KW

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14046943

SEC Mail Processing Section
FEB 28 2014
Washington DC
405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65208

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pinnacle Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4700 Falls of the Neuse Road, Suite 390
(No. and Street)

Raleigh (City) NC (State) 27609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Paciorek 919 850 0888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

3605 Glenwood Avenue, Suite 300 (Address) Raleigh (City) NC (State) 27612 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/20/14

OATH OR AFFIRMATION

I, Michael Paciorek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pinnacle Capital Markets, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

BETHANY A. WITHEE
Notary Public
Wake County
My Commission Expires 02/15/2016
NORTH CAROLINA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Board of Directors and Members
Pinnacle Capital Markets, LLC:

Report on the Financial Statements
We have audited the accompanying consolidated financial statements of Pinnacle Capital Markets, LLC and subsidiary (the "Company"), which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

February 24, 2014

PINNACLE CAPITAL MARKETS, LLC

Consolidated Balance Sheets

December 31, 2013 and 2012

Assets

		2013	2012
Current assets:			
Cash and cash equivalents	$	976,517	848,932
Accounts receivable - trade		369,611	437,946
Prepaid expenses		36,413	45,176
Total current assets		1,382,541	1,332,054
Property and equipment, net		3,139	6,478
Other assets		54,816	54,816
	$	1,440,496	1,393,348

Liabilities and Members' Equity

		2013	2012
Current liabilities:			
Accounts payable	$	104,493	50,435
Accrued commissions, fees, and other liabilities		372,931	434,331
Total current liabilities		477,424	484,766
Members' equity		963,072	908,582
	$	1,440,496	1,393,348

See accountants' compilation report and accompanying notes to consolidated financial statements.

PINNACLE CAPITAL MARKETS, LLC

Consolidated Statements of Income

Years ended December 31, 2013 and 2012

		2013	2012
Revenues			
Commissions on equity securities	$	1,124,342	1,830,697
Commissions on options		1,964,600	2,815,765
Commissions on all other securities		2,182,323	1,656,762
Total Commissions		5,271,265	6,303,224
Commodities revenue		884,797	1,687,813
Sale of investment company shares		14,052	14,874
Other revenue		754,079	734,626
Total Revenues		6,924,193	8,740,537
Operating expenses:			
Commission and fees		4,883,998	6,367,108
Clearing fees		555,644	567,219
Technology		452,775	588,156
Salaries and wages		382,328	397,537
Professional fees		80,457	60,098
Office		9,665	11,297
Travel and entertainment		46,883	53,092
Regulatory fees and licenses		46,665	54,005
Rent		50,420	33,640
Insurance		81,904	91,822
Depreciation		3,339	4,702
Taxes		64	86
Miscellaneous		132,817	122,556
		6,726,959	8,351,318
Income from operations		197,234	389,219
Interest income		361	18
Net income	$	197,595	389,237

See accountants' compilation report and accompanying notes to consolidated financial statements.

PINNACLE CAPITAL MARKETS, LLC

Consolidated Statements of Changes in Members' Equity

Years ended December 31, 2013 and 2012

Members' equity, December 31, 2011	$ 923,397
Net income	389,237
Distributions	(404,052)
Members' equity, December 31, 2012	908,582
Net income	197,595
Distributions	(143,105)
Members' equity, December 31, 2013	$ 963,072

See accountants' compilation report and accompanying notes to consolidated financial statements.

PINNACLE CAPITAL MARKETS, LLC

Consolidated Statements of Cash Flows

Years ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Net income	$ 197,595	389,237
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	3,339	4,702
Changes in operating assets and liabilities:		
Accounts receivable - trade	68,335	368,382
Prepaid expenses	8,763	(7,219)
Accounts payable	54,058	(95,526)
Accrued commissions, fees, and other liabilities	(61,400)	(257,120)
Net cash provided by operating activities	270,690	402,456
Cash flows from financing activities-members' distributions	(143,105)	(404,052)
Net increase (decrease) in cash and cash equivalents	127,585	(1,596)
Cash and cash equivalents, beginning of year	848,932	850,528
Cash and cash equivalents, end of year	$ 976,517	848,932

See accountants' compilation report and accompanying notes to consolidated financial statements.

(1) Organization and Significant Accounting Policies

Organization

The Company was organized as Pinnacle Capital Markets, LLC (the "Company") under the laws of the state of North Carolina on September 30, 2003, to provide investment services to investors as a securities broker-dealer. The Company is licensed to operate in six states, and currently, is only operating in North Carolina. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customer's security accounts nor does it perform custodial functions related to customer securities.

The Company's wholly-owned subsidiary, Pinnacle Capital Futures, LLC, is an introducing futures dealer which engages in offering electronic futures trading to its intended client base.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Pinnacle Capital Markets, LLC and its wholly-owned subsidiary, Pinnacle Capital Futures, LLC, after elimination of all significant intercompany accounts and transactions.

Cash and Cash Equivalents

For purposes of the consolidated financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Accounts Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2013 or 2012.

(1) Organization and Significant Accounting Policies, Continued

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which are generally three to seven years.

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of property and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes whereby its earnings and losses are included in the tax returns of the members. The consolidated financial statements, therefore, do not reflect a provision for income taxes. Management does not believe the financial statements include any significant uncertain tax positions. Tax years ending December 31, 2009 through December 31, 2013 remain open for examination by taxing authorities as of the date of this report.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company places its cash and cash equivalents on deposit with financial institutions in the United States. Effective January 1, 2013, the Federal Deposit Insurance Company (FDIC) covers up to $250,000 for substantially all depository accounts. The Company exceeded these limits by $220,041 as of December 31, 2013.

Effective December 31, 2010 through December 31, 2012, all funds in certain noninterest-bearing transaction accounts were fully insured by the FDIC, with coverage being limited to $250,000 for substantially all other depository accounts. The Company did not exceed these limits as of December 31, 2012.

(1) Organization and Significant Accounting Policies, Continued

The organization also maintains separate money market accounts that are protected by the Securities Investor Protection Corporation (SIPC). The SIPC is a nonprofit membership corporation funded by its member securities broker-dealers. The SIPC insures against the loss or theft of securities as well as the failure or insolvency of a brokerage firm. The insurance does not apply to losses related to market risk or investment fraud. As of June 30, 2011, the limits of protection extended up to $500,000 for securities, including $250,000 for cash and cash equivalents. As of December 31, 2013 and 2012, the organization exceeded these insured limits by approximately $0 and $6, respectively.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. As of December 31, 2013 and 2012, respectively, the Company had net capital, as defined, of $795,781 and $732,693 which was $545,781 and $482,693 in excess of required net capital of $250,000, and its ratio of aggregate indebtedness to net capital was .60 and .66 to 1.

(3) Reserve Account for Commission Rebates

The Company maintains a separate bank account for the rebate of a portion of its commission back to one of its customers. As required by Rule 15c3-3, the balance in this account never falls below the balance owed to the customer and the rebate checks are issued from this account. The balance in this account is a non-allowable asset for net capital purposes. The balance as of December 31, 2013 and 2012 in each bank account was $4,662 and $2,473, respectively.

(4) Lease Commitments

The Company originally leased office space in August 2005 under a lease agreement that expired November 1, 2009. The Company extended the lease through October 31, 2011 at a monthly rate of $3,999 and then renewed the lease for an additional 39 month period, with a scheduled annual increase of 3%. The future payments on the non-cancelable operating lease are as follows:

Year ending December 31,	
2014	$ 45,924
2015	7,844
	$ 53,768

(5) Property and Equipment

Property and equipment consist of the following:

	2013	2012
Computer equipment	$ 34,602	34,602
Office equipment	13,326	13,326
Office furniture	8,193	8,193
	56,121	56,121
Less accumulated depreciation	(52,982)	(49,643)
	$ 3,139	6,478

(6) Related Party Transactions

In 2013, the Company transacted business with three companies, Alberta Ltd, Huron International Ltd, and Mount Royal Ltd, which are owned by individuals with ownership positions in the parent. Commissions were paid to these companies in the amount of $1,269,663 in 2013.

In 2012, the Company transacted business with four companies, RND Enterprises ("RND"), Gryphon Capital Limited ("Gryphon"), and Novus Visum Limited ("Novus"), which are owned by individuals with ownership positions in its parent Company. Commissions were paid to these companies in the amount of $412,216 in 2012.

(7) Subsequent Events

The date to which events occurring after December 31, 2013, the date of the most recent consolidated balance sheet, have been evaluated for possible adjustment to the consolidated financial statements or disclosure is February 24, 2014, the date the consolidated financial statements were available to be issued.

PINNACLE CAPITAL MARKETS, LLC

Supplemental Schedules of Computation and Reconciliation of Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013 and 2012

		2013	2012
Net capital:			
Total members' equity	$	963,072	908,582
Deduct: Excluded indebtedness		-	-
Add: Subordinated indebtedness		95,693	106,349
Deduct: Non-allowable assets		(256,165)	(276,973)
Deduct: Non-liquid assets		-	-
Deduct: Securities haircuts		(6,819)	(5,265)
Net capital	$	795,781	732,693
Aggregate indebtedness:			
Accounts payable	$	104,493	50,435
Commissions payable		372,931	434,331
Total	$	477,424	484,766
Net capital requirements:			
Broker-dealer	$	250,000	250,000
Net capital in excess of requirements		545,781	482,693
Net capital as computed above	$	795,781	732,693
Ratio of aggregate indebtedness to net capital		.60 to 1	.66 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2013

PINNACLE CAPITAL MARKETS, LLC

Supplemental Schedules of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2013 and 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

PINNACLE CAPITAL MARKETS, LLC

Supplemental Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013 and 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5

The Board of Directors and Members
Pinnacle Capital Markets, LLC:

In planning and performing our audit of the consolidated financial statements of Pinnacle Capital Markets, LLC and subsidiary (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit

preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, members, management, the SEC, the Financial Industry Regulatory Authority, Inc., and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 24, 2014

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Members
Pinnacle Capital Markets, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] on page 3 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Pinnacle Capital Markets, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Pinnacle Capital Markets, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Pinnacle Capital Markets, LLC's management is responsible for Pinnacle Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and,

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 24, 2014

PINNACLE CAPITAL MARKETS, LLC

Schedule of Assessment and Payments

Year ended December 31, 2013

Assessment for December 31, 2013	$	13,674
Less:		
Payment July 26, 2013		(7,142)
Payment February 10, 2014		(6,532)
Balance due, March 1, 2014	$	NONE